D STATES
CHANGE COMMISSION
n, D.C. 20549

02022489

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	December 31, 1998
Estimated average burden hours per response:	12.00

SEC FILE NUMBER
8-28626

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/01 (MM/DD/YY) AND ENDING 1/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TRI EQUA CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2699 White Road, Suite 251
(No. and Street)

Irvine	**CA**	**92614-6258**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Caldwell **(949) 975-1990**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name)*

222 S. Harbor Boulevard, Suite 800	**Anaheim**	**CA**	**92805-3729**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

I, William J. Caldwell, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to the Firm of Tri Equa Capital Corporation as of January 31, 2002 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

William J. Caldwell
Signature

President
Title

Notary Public

This report* contains (check all that are applicable):

X	(a)	Facing page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Operations
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A copy of the SIPC Supplemental Report
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent Auditor's Report on Internal Control

* For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

CONTENTS

McGLADREY & PULLEN, LLP
Certified Public Accountants

RSM international

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Tri Equa Capital Corporation
Irvine, California

We have audited the accompanying statement of financial condition of Tri Equa Capital Corporation as of January 31, 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17(a)-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tri Equa Capital Corporation as of January 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Anaheim, California
February 27, 2002

TRI EQUA CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
January 31, 2002

Assets		
Cash		$ 25,554
Commissions receivable		18,478
Deferred taxes (Note 2)		1,000
		$ 45,032
Liabilities and Stockholder's Equity		
Liabilities		
Accrued commissions payable		$ 26,310
Accounts payable and accrued expenses		2,405
		28,715
Commitments (Note 3)		
Stockholder's Equity (Note 4)		
Common stock, no par value; 8,000 shares authorized, issued and outstanding	$ 8,000	
Additional paid-in capital	27,341	
Accumulated (deficit)	(19,024)	
		16,317
		$ 45,032

See Notes to Financial Statements.

TRI EQUA CAPITAL CORPORATION

STATEMENT OF OPERATIONS
Year Ended January 31, 2002

Commission revenue	$ 563,847
Operating expenses:	
Commissions	277,762
Salaries, officer	115,075
Salaries, office	31,447
Bonus	61,405
Rent	21,734
Insurance	11,693
Accounting	10,040
Promotion and entertainment	1,892
Payroll taxes	8,574
Licenses and fees	3,242
Office overhead, supplies, postage and telephone	12,509
Penalties	1,117
Auto	9,689
Other	4,380
	570,559
(Loss) before income taxes	(6,712)
Income tax (benefit)	(200)
Net (loss)	$ (6,512)

See Notes to Financial Statements.

TRI EQUA CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended January 31, 2002

	Common Stock	Additional Paid-in Capital	Accumulated (Deficit)	Total Stockholder's Equity
Balance, beginning	$ 8,000	$ 27,341	$ (12,512)	$ 22,829
Net (loss)	-	-	(6,512)	(6,512)
Balance, ending	$ 8,000	$ 27,341	$ (19,024)	$ 16,317

See Notes to Financial Statements.

TRI EQUA CAPITAL CORPORATION

STATEMENT OF CASH FLOWS
Year Ended January 31, 2002

Cash Flows from Operating Activities		
Net (loss)	$	(6,512)
Adjustments to reconcile net (loss) to net cash provided by operating activities:		
Deferred taxes		(1,000)
Change in assets and liabilities:		
Decrease in commissions receivable		6,486
(Decrease) in accounts payable and accrued expenses		(494)
Increase in accrued commissions payable		16,145
Net increase in cash		14,625
Cash		
Beginning		10,929
Ending	$	25,554
Supplemental Disclosures of Cash Flow Information		
Cash payment for income taxes	$	800

See Notes to Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Tri Equa Capital Corporation (the Company) operates as a broker/dealer in the sale of mutual funds and annuity products primarily in Southern California. The Company operates under the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. Additionally, the Company operates under the provisions of paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of paragraph (k)(1) provide that the Company will carry no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker/dealer, does not hold funds or securities for, or owe money or securities to, customers, and effectuates all financial transactions with its customers through a bank account designated as a special account for the exclusive benefit of its customers.

A summary of significant accounting policies is as follows:

Use of estimates in preparation of financial statements: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recognition of revenue: Commissions and related expenses are recognized on the settlement date. At January 31, 2002, there were no transactions executed but not yet settled. Accordingly, there is no material difference from recording commission on a trade date basis.

Income taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Note 2. Income Tax Matters

At January 31, 2002, deferred taxes consist of net operating loss carryforwards and are classified on the accompanying balance sheet as an asset. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that carryforwards are expected to be available to reduce taxable income.

At January 31, 2002, the Company has federal and state net operating loss carryforwards of approximately $5,500 and $2,400, respectively, to be applied against future federal and state taxable income. These carryforwards expire January 31, 2022 and January 31, 2012.

Note 2. Income Tax Matters, Continued

The provision for income taxes consists of the following for the year ended January 31, 2002:

Current	$	800
Deferred		(1,000)
	$	(200)

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the year ended January 31, 2002 due to minimum state income taxes.

Note 3. Lease Commitments and Rent Expense

The Company leases its office facilities under an operating lease agreement whereby expense is allocated among two other entities related through common ownership. The lease expires December 2004. Future lease commitments are: 2003 $22,308, 2004 $22,308 and 2005 $20,449 (total $65,065). Rent expense for 2002 was $21,734.

Note 4. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and that the ratio of aggregate indebtedness to net capital, both of which are defined, should not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At January 31, 2002, the Company had net capital and net capital requirements of $7,041 and $5,000, respectively. The Company's net capital ratio was 4.1 to 1.

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION

To the Board of Directors
Tri Equa Capital Corporation
Irvine, California

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Anaheim, California
February 27, 2002

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
January 31, 2002

Aggregate Indebtedness		
Accrued commissions payable	$	26,310
Accounts payable and accrued expenses		2,405
Aggregate indebtedness	$	28,715
Net Capital		
Total stockholder's equity from statement of financial condition	$	16,317
Nonallowable commissions receivable		(8,276)
Nonallowable deferred tax asset		(1,000)
Net capital		7,041
Minimum net capital required		5,000
Net capital in excess of minimum requirement	$	2,041
Ratio of aggregate indebtedness to net capital		4.1 to 1

Note: There are no material differences between the amounts represented in the computation of net capital set forth above and the amounts as reported in the Company's unaudited Part II-A focus report. Accordingly, no reconciliation is deemed necessary.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Tri Equa Capital Corporation
Irvine, California

In planning and performing our audit of the financial statements of Tri Equa Capital Corporation (the Company) for the year ended January 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Anaheim, California
February 27, 2002

TRI EQUA CAPITAL CORPORATION

FINANCIAL REPORT

JANUARY 31, 2002